EXHIBIT 21.1

LIST OF SUBSIDIARIES OF BAD TOYS HOLDINGS, INC.

1.	Bad Toys, Inc.

2.	Bad Boy Toyzz, Inc.

3.	American Eagle Motorcycle Company, Inc.

4.	Gambler Motorcycle Company, Inc.

5.	Southland Health Services, Inc.